Public Service Company of New Hampshire					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings, as defined:
Net income	$90,067	$65,570	$58,067	$54,434	$35,323
Income tax expense	50,801	31,990	21,996	22,794	39,183
Equity in (earnings)/losses of regional nuclear
generating companies	(23)	(50)	(62)	(343)	74
Dividends received from regional equity investees	80	220	-	521	367
Fixed charges, as below	54,721	51,227	54,597	50,637	50,092
Less: Interest capitalized (including AFUDC)	(6,621)	(3,138)	(2,967)	(2,985)	(2,768)
Total earnings, as defined	$189,025	$145,819	$131,631	$125,058	$122,271

Fixed charges, as defined:
Interest on long-term debt (a)	$36,220	$33,045	$32,655	$26,029	$24,100
Interest on rate reduction bonds	9,660	13,128	15,969	18,013	20,828
Other interest (b)	1,187	316	1,539	2,243	829
Rental interest factor	1,033	1,600	1,467	1,367	1,567
Interest capitalized (including AFUDC)	6,621	3,138	2,967	2,985	2,768
Total fixed charges, as defined	$54,721	$51,227	$54,597	$50,637	$50,092

Ratio of Earnings to Fixed Charges	3.45	2.85	2.41	2.47	2.44

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the year ended December 31, 2009, other interest includes interest related to accounting for uncertain tax positions.